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                                  Filed by Bellwether Exploration Company
                                  Pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject
                                  Company: Bellwether Exploration Company
                                  Commission File No: 000-09498

The following conference call script was made by Bellwether Exploration Company and Bargo Energy Company:

                     BELLWETHER EXPLORATION CONFERENCE CALL
                                  MARCH 8, 2001
                                 10:00 A.M. CST


Lance:         Thank you. I want to thank everyone for taking the time to call in today. Allow me to go through the formality of the Safe Harbor Clause and then we'll get on with the call.


This news release includes forward-looking statements within the meaning of
Section 27(a) of the Securities Act of 1933 and Section 21(a) of the Securities Exchange Act of 1934. Although the company believes that its expectations are based on reasonable assumptions, it can give no assurances that forecasted results will be achieved. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein are referenced in the company's annual report and 10(k) for year end 1999, and current reports and registration statements filed with the Securities and Exchange Commission. In addition please note that we have filed with the SEC a Registration Statement on Form S-4 in connection with the proposed Bellwether-Bargo merger. This Form S-4 may also be obtained by contacting the Bellwether or Bargo offices. Contact information is located in the earnings statement that was released earlier today. With that being said, I'll pass the call over to our Chairman, President and CEO, Doug Manner.

D. Manner:     Thanks Lance. On the call with me today along with Lance are Kent
Williamson our SVP of Engineering, Dan Foley our new SVP of Corporate Finance and Ann Kaesermann, our VP of Finance. Also joining us today is Jon Clarkson, who, as you know, is the President of Bargo Energy and Joe Nicknish, Bargo's VP of Engineering. They'll be here to go through some of the details concerning the new, pro forma company and help answer any questions you might have when we're done.




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Let me begin by expressing my satisfaction with the progress we've made in the last six months of the year and my excitement over the initiatives we have undertaken in the last couple of months. As you know the company has been in a state of transition since I came on board, both in asset base and operating strategy. Its been a tough road, but we are now clearly focussed on a path of profitability and share price appreciation. We have made great strides and reached some real milestones in getting us to where we are today. I think the record financial results we are reporting for the year 2000 show that we are heading in the right direction.

Last June, when I came on board and analyzed the company's situation, it was obvious that our growth plans would first require the formation of a solid platform. Therefore, our strategy was broken into three Phases 1) Clean up and re-focus, 2) Set the platform for further growth, and then, 3) Acquire, consolidate and exploit in order to move this company to a meaningful size and asset value. To briefly recap Phase I, we initiated a divestiture program in order to re-focus our assets into three core areas. We then worked on improving the corporate balance sheet and liquidity level by paying down company debt with the proceeds from the property sales. In fact, our bank debt will be down to $20 MM by month end without the proceeds from the plant sale. We reduced our outstanding hedge position by purchasing an offsetting natural gas hedge swap at a favorable price of $4.60/mcf, reducing by over $6MM our exposure to hedge losses in 2001. Finally, we went on the road and talked with our major shareholders and market analysts to communicate our base strategy of exploitation and low risk exploration as well as our commitment to significant near term growth through acquisition and consolidation. By year-end, Bellwether was slightly smaller but much more focussed and financially suited for Phase II.

As you recall, Phase II included the building of critical mass and market premium that would create a platform from which our accelerated growth strategy could be launched. Phase II included improvements to our reserve base, to our



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production profile, to our financial flexibility, and to our trading liquidity.
And, most importantly, Phase II required the communication of a clear growth strategy and the formation of a first class management team with the experience level and abilities to execute the plan. I believe that the merger with Bargo Energy plainly satisfies the Phase II goals. The combination increases our reserve base by two and a half times and takes our RLI from 6 years to 9 years. Our daily production level is basically doubled. Our bank facility will increase five-fold and our total shares outstanding will increase by 70%. I also believe we have now made it quite evident that the opportunities afforded us by the current market environment to add value through consolidation of small cap companies, both private and public, are tremendous and will be the backbone of our near term growth strategy. And, finally, and most importantly, we will have a management team in place that from both a talent and experience standpoint can stand up to any in the industry, especially in the execution of our current plans.

So, we are diligently working towards closure of Phase II and will have some comments concerning the status of the merger later in this call. We have been working to integrate the Bellwether and Bargo operating plans for 2001 and plan to hit the ground running upon shareholder approval. We will actively pursue an aggressive growth strategy - what we have called our Phase III. I think we will be able to identify consolidation opportunities with companies who are either private and desire the liquidity and upside of Bellwether paper, or public and realize as I do the advantages of combining forces. I will be disappointed if we do not reach our goal of completing at least one more sizable consolidation before the end of the year.

As I said a moment ago, I'm very pleased with the tremendous progress we've made. Bellwether has made it past some of the tougher parts of its growth plans and the future looks bright. With that, I'll turn it over to Ann to discuss the financial highlights of the last year. Then Kent will talk about some of the operational highlights for the year. After that we'll ask Jon to bring you up to


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speed on the merger. And, finally, I'll come back with some closing remarks and answer any questions you might have. Ann.......

Ann:           Thank you., Doug. I'd like to review our year 2000 and fourth quarter results and provide some detail behind the numbers. Bellwether reported record levels of revenue and cash flow in the year 2000. Total revenue was about $117 million and cash flow before changes in working capital reached about $63 million or $4.42 per share. While increased oil and gas prices have obviously played a role in the Company's increase in revenue and cash flow as compared to 1999, an 11% increase in production levels in the year 2000 was also a significant contributor to our favorable results. This increase is in addition to the almost 30% annual production decline Bellwether currently has to overcome before reflecting any year over year increase. Our average daily production increased to 15,800 barrels equivalent per day, up from just over 14,000 barrels equivalent per day in 1999. Our capital efforts in Eugene Island, High Island and Cove as well as work performed in the New Mexico and Big Island areas directly resulted in our production increases. You will remember we sold approximately 1,400 BOE per day of production at the beginning of the fourth quarter for $22 million and just under 1,000 BOE per day in November for $13 million. Our last property sale occurred at the end of December with the sale of 1,500 BOE per day of production for $14 million. After all of these property sales, we ended the year with total production of 5.8 million barrel equivalent.

Net income for the year, exclusive of the unwinding of our hedges on sold properties, was $37.6 million or $2.65 per share. For the fourth quarter net income, exclusive of this hedge unwind, was $5.8 million or $.41 per share. Reported net income for the year including the hedge unwind is $32.2 million or $2.27 per share. Bellwether's results were significantly impacted by losses on oil and gas hedges. In the fourth quarter, we had about two thirds of our oil hedged and just over 60 percent of our gas hedged. The fourth quarter's revenue includes a $9.8 million loss on these oil and gas hedges. In addition, as we have


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already discussed, the Company recognized an $8.7 million book loss on a $4.60 gas swap put in place to cap our settlements on the hedged production sold in the fourth quarter. The volume hedged was 15 million cubic feet per day. We executed the swap during a brief downturn in the gas market, thereby, reducing the recognized book loss by more than $6 million. Now to recap the remaining hedges in place. On the oil side, for the entire year of 2001 we have 1,500 barrels a day hedged with a $24 to $30 collar. For gas, we have 25 million a day hedged through March of 2001 in a $2.35 to $3.37 aggregate collar. For April 2001 through October of 2001, we have 35 million a day hedged with a $2.25 to $2.92 aggregate collar. We have no gas currently hedged past October 2001. Looking forward, we may purchase some gas floors for a portion of the fourth quarter 2001 through the year 2002 production and we may also put a costless collar in place for a portion of our 2002 oil production.

Our lease operating expenses, which include production taxes, averaged $5.27 per BOE for the year. Fourth quarter costs were slightly more than $6.00 per BOE. The majority of this increase is due to one time expenses incurred to repair the production and field office facilities in the Charapa and Tiguino fields in Ecuador. There was also a dramatic increase in diesel fuel costs and we replaced some electrical submersible pumps or ESP's in Charapa. These expenses added $.42 per Boe to the fourth quarter and $.11 per BOE to our year to date lease operating expenses. On the domestic side, we increased our level of workover activity in order to boost production and cash flows during this period of high prices. These expenses added $.33 per BOE to the current quarter's lease operating expenses and $.08 per BOE to the total year's LOE. One last item which contributes to higher operating costs in the current period is the increased production taxes resulting from increased realized prices. Production taxes averaged $.69 per BOE in the fourth quarter and $.56 per BOE in the year to date 2000 periods, almost double the 1999 levels.



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Increased capital expenditures and future development costs resulted in the higher DD&A rate per BOE in 2000 as compared to 1999.

G&A from US operations totaled about $9.1 million for the year of which about $2.4 million was incurred in the fourth quarter. The increase over the previous year's $7.7 million G&A is primarily due to higher management fees as we discussed at the last conference call. To briefly recap, in 1999 our management fee was based upon a percentage of total assets plus a percentage of operating cash flows. Due to the 1998 impairment charge and the low oil and gas prices in 1999, management fees were extraordinarily low. In October of 1999 the company became party to a new agreement whereby overall management fees have increased to levels similar to the 1998 management fee level. The current quarter's management fee was slightly higher than the fourth quarter of 1999 due to the timing of time and material charges. Since the contracts were new last year, time and material charges were not billed until 2000. Also, in the current quarter, Bellwether incurred about $450,000 of costs for last summer's management changeover, such as relocation fees and option pricing differences. Total year, US and Ecuador G&A, exclusive of the reorganization costs, was $1.37 per BOE.

G&A from Ecuador operations includes management fees and contract overhead reimbursement. While we have allocated a proportionate amount of home office G&A to our Ecuador operations, the contract overhead reimbursement within the fourth quarter resulted in a net negative G&A . Bellwether began operations at Charapa in late 1999 and Tiguino in early 2000, so there was minimal Ecuador G&A in 1999. Going forward Ecuador management fees will be about $350,000 per quarter and the overhead reimbursement will vary depending on how active the drilling program is for a particular quarter.

Our tax rate for the year, excluding the first quarter tax asset valuation recognition, was 38 percent with about 2% as cash taxes and the rest deferred.

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The decrease in the cash taxes in the fourth quarter is due to our Ecuadorian operations. On a go forward basis we anticipate close to a 40% tax rate in 2001 with about 30% of that for current or cash taxes and 70% for deferred taxes.

Finally, I'd like to end with a recap of our current debt position. At September 30, 2000, we had over $140 million of debt, a $21 million negative working capital position and a debt to ebitda ratio of 2 times. At the end of the fourth quarter our debt stood at just over $125 million , we have a positive working capital position of over $7 million and debt to Ebitda of 1.8 times. Our outstanding debt has decreased another $5 million since year end and we anticipate reducing our senior debt outstanding even further between now and the close of our merger with Bargo so that we will be well positioned to grow the combined new company quickly. I'll now turn the call over to Kent.

Kent:          Thank you Ann. As Doug mentioned, the last half of the year was a period of transition for Bellwether, both from a financial and a portfolio perspective. During the fourth quarter, we were involved in the various property sales and we scaled back our capital expenditures in order to pay down debt. Because our expenditures were weighted towards the early part of the year, I would like review our results for the year in total rather than focusing specifically on the fourth quarter.

We spent a total of $89 million dollars on capital projects in 2000, broken down as follows. We spent $52 million dollars for domestic development, $13 million dollars for domestic exploration, $12 million dollars for Ecuador acquisition and development, and $12 million dollars for land and other acquisitions. We added 8.5 MMBoe to our reserve base as a result of this capital program, and increased production significantly over the base decline.


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The nominal Finding and Development cost for the year was about $10.25 per barrel of oil equivalent. When combined with the 1999 data, our two-year average for F&D has been about $6.70 per barrel.

The single-year 2000 F&D value is high in comparison to others in the industry, and needs to be discussed. Due to the high pricing environment and J.P.'s desire to get the company accelerated back in the right direction, a conscious decision was made to emphasize low risk, high rate of return projects in the capital program for 2000. This shift translated into more dollars being spent bringing booked behind pipe and undeveloped reserves onto production, and fewer dollars being spent on higher risk, larger reserve projects in our inventory. In spite of this, we still replaced almost 150% of our production.

In addition, we should mention some significant one-time expenditures. We spent over $4 million dollars replacing a well that experienced a mechanical failure at the Cove field. We had a similar drilling problem with a well in the Second Bayou field, which caused an unexpected expenditure of about $700,000 dollars. We also incurred costs for refurbishing the facilities at the Cove and Eugene Island 307 fields, in order to accommodate the substantial production increases achieved in those fields.

And finally, as with all oil and gas producers, we saw a significant rise in rig rates and service costs in the latter part of the year, which drove up drilling and completion costs.



YEAR 2000 OPERATIONAL HIGHLIGHTS

Now, I will take a few moments to discuss some operational highlights in our core areas for the year. Bellwether participated in 71 wells last year, all but four of




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which were drilled in the US. 54 of the 71 wells were successfully completed, giving a success rate of about 75%.

In the Gulf of Mexico, we took the Cove field from a condition nearing depletion, and increased production 800% through drilling and recompletions to about 12 MMCF per day net to Bellwether.

In High Island 553, we drilled and completed 3 wells, which increased production in this field by 225%.

We drilled one well in Eugene Island 307 which has sustained production of 300 BOPD net to Bellwether. This success has important implications for the future exploitation of other targets already identified within this field.

In South Louisiana, four wells were drilled in the Perry Ridge and Second Bayou fields. These wells contribute net production of 3.3 MMCF/d and 600 barrels of oil and condensate. More importantly, these successes, in conjunction with our 3D seismic coverage, set up additional opportunities in these fields for 2001 and beyond.

In Southeast New Mexico, we participated in 21 wells, 16 of which are productive and two of which are awaiting tests. Gross reserves have averaged about 1 BCF per well, with initial flow rates ranging between 3 and 4 MMCF/d.

In Ecuador, results from the Tiguino field have been encouraging. We acquired a 70 percent working interest and operatorship of this field in the year 2000. Gross production in this field was increased from 1,100 barrels per day to 4,500 barrels per day during the period from March through September by a combination of horizontal drilling and workovers. Current production remains over 4000 barrels of oil per day, and we plan 2 additional development wells for the field later this year.


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SUMMARY OF OPERATIONS

In summary, year 2000 was successful from the standpoint of production and reserves growth. We have built an excellent inventory of exploration and exploitation projects that are expected to improve our finding and development performance in the future. Further, one element of our corporate strategy is to increase the percentage of operated properties in our portfolio. We expect this move to also have a beneficial impact on our future drilling performance by providing more control over the project balance within our capital program.

Now I'll turn the call back over to Doug.

Doug:          What I'd like to do now is talk for just a moment about our new management team. Ann Kaesermann will stay with the team as the Chief Accounting Officer. I can't say enough about the job she has done during the last six months restoring the financial flexibility back to Bellwether's balance sheet and we are very pleased that she will continue to play a key role in the new company. Cliff West, who has served as our VP of operations, has chosen to retire, but has agreed to help us through the transition over the next few months. I know I speak for everyone in thanking Cliff for his contributions to our successes in 2000 and wish him well in the after life where no one but his family can badger him anymore. Thanks, Cliff. Kent Williamson, as you know joined us about six weeks ago and will serve as the Senior Vice President of Planning and Exploration. With the experience Kent brings from Ryder Scott where he served as Executive VP, he and his team will be able to go out and quickly and thoroughly analyze new asset opportunities as they arise. Kent also has responsibility for budgets and planning, including exploration and land. In addition to Kent and Ann, we were fortunate enough to attract Dan Foley into the fold to serve as the Senior VP of Corporate Finance. Dan comes to us from Arthur Andersen, and prior to that Ocean Energy and United Meridian Corporation where he worked with Jon Clarkson in a similar capacity building those companies. And, of course, as we told you last time, following the


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completion of the merger, Joe Nicknish will join us from the Bargo team as
Senior Vice President of Production and Exploitation. Joe will have the responsibility for production, operations, exploitation and acquisitions. His track record in these areas speaks for itself when you look at the value adding success of Bargo in the last three years. And last but by no means least, we are extremely fortunate to have Jon Clarkson choosing to join us as the President and Chief Financial Officer of the new company. Prior to serving as Bargo's president, Jon was a key architect of Ocean Energy's growth into a $3 billion public entity. He brings a wealth of mergers and acquisition experience, along with significant contacts in the public and private banking markets. And, as you know, I will serve as the Chairman and CEO of the new company. Jon and I have great things planned for this team. They represent a tremendous number of years of experience and successful track records and I can confidently say that they will not disappoint.

I'm going to turn the call over to Jon now to let him tell you how the merger is going and I'll come back with some closing remarks and answer some of your questions.

Jon Clarkson: Thank you Doug. I will report briefly on the status of the Bellwether - Bargo merger and share with you some of our goals for 2001. We expect to receive comments shortly from the SEC on the Form S-4 which was filed on February 1, in line with the timing we expected. We will be working through the comments with the SEC in the next two to three weeks and we will be updating the S-4 to incorporate year end actual and pro forma results. We hope to get final approval of the document in the third or fourth week of March. This will put us on track to schedule the Bellwether shareholder vote for the third or fourth week of April, with the merger to occur the day of that vote. We continue to be encouraged by the response of the Bellwether shareholders we have been able to talk to so far.


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We have been working to establish a post-merger financial strategy and structure for the company. First, we have made significant progress with two lead banks on a new senior credit facility. We expect to be able to finalize an underwriting commitment with them this week that will adequately cover all merger related funding requirements. Additionally, we have had a number of meetings with debt and equity analysts from major Wall Street firms as well as regional firms, and expect to have an increase in the number of analysts following the company in the very near future. As you have heard, increasing the visibility of the company in the capital markets is a major goal for 2001, and one which should have tangible results for our shareholders.

As Doug mentioned, the combined management team is currently developing final 2001-02 operating plans for the new company. Following completion of that effort, we will be able to provide additional guidance regarding financial expectations for the Company. In fact, we are planning an analyst meeting for the end of March to discuss strategic plans for the new company, introduce the new management team and provide operating and financial guidance for the balance of 2001 and then 2002. We will be releasing the presentation data for the meeting to the public prior to that date.

I can reaffirm many of the estimates we have presented over the last few weeks. First, Bargo has now successfully closed two property sales since the first of the year, generating proceeds of approximately $60 million which were used to reduce debt. Bargo debt is currently less than $20 million. Adjusted for those sales, pro forma proved reserves for the combined company at January 1, 2001 total 76 million barrels equivalent, consisting of 51 million barrels of oil and NGLs and 146 Bcf. Pro forma SEC value is $1.1 billion, using year end prices of $26.80 per Bbl WTI and $9.52 per Mcf Henry Hub, current production is about 23,000 Boe per day, about 41% gas and 59% oil.


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Projected financial results are consistent with those presented previously. The debt level at deal closing is expected to be in the $240 to $250 million range. Pro forma EBITDA for 2001 is still forecast to be approximately $125 to $150 million, assuming the merger occurred January 1, 2001, and assuming average spot prices of $ 26.19 per Bbl and $ 5.17 per Mcf for the year. Budgeted capital expenditures will be in the $60 million range.

We are entering this new phase of the Company's history with significant goals. We see opportunities to expand our asset base in our three core areas of the Gulf Coast, Gulf of Mexico and the Permian in a cost-effective manner through acquisition of corporate entities. With the experience and contacts in the industry of this management team, we think we can uncover opportunities before they reach the broad market. Our acquisitions will be focused on increasing shareholder value. We will maintain a strong balance sheet, with prudent levels of liquidity, to take advantage of opportunities as they arise. Clearly, we hope to have a strongly valued common stock, which will provide an additional source of financing for transactions.

We will have a great financial and operational platform to accomplish our goals, with the team of employees that will make up the new company. I am extremely excited about the future of the new company, and look forward to completing the transaction in April. Before turning the discussion back to Doug, I will add that Bargo has, as you know, made similar year end releases on earnings and reserves. Please call us direct at Bargo if you have any questions.



CLOSE

Thanks Jon. Well, we've covered a good bit of ground here so let me wrap up by emphasizing that this new team is enthusiastic about the value that the company


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has the potential to create for our shareholders and is champing at the bit to get going. We are optimistic that this is only the beginning of a number of exciting things to come. I think you can see that the journey ahead of us is clear and unmistakable and as a result, we have chosen Mission Resources Corporation as the name for the new company. I want to thank all of you for your participation in Bellwether over the years and look forward to your continued support of our new company. We would be glad to answer any questions and then we're going to get to work!
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                               Question & Answer


Q: I'm a little curious if you could comment on the structure of your debt profile.

A: Currently Rod as we discussed in January our target for total debt at the end of 2001 of $200 million or less is still in tact based on the estimates of EBITDA in capital spending that I mentioned earlier. As for the mark up of that debt as you know we will be starting with significant amount of senior subordinated long term debt from Bellwether as well as bank debt. We're currently and will continue to look at the capital markets both now up to the merger as well as after the merger in terms of adjusting those levels but suffice it to say that it will be some combination of bank debt and longer term fixed income debt.

Q: As you put these two companies together Bargo and Bellwether, are there any other assets that you want to sell in terms of cleaning up the assets any further and can you talk a minute about how Ecquidor and offshore California will fit into the mix of the new company and the three core areas that John outlined.

A. Of course I can tell you with the crew that we have here now we will probably be a s good as anybody at portfolio management and that will be an ongoing process. I think that Joe and Ken have already identified several opportunities for some divestiture here now that we have a combined asset base, it's much larger. It will be the marginal leases in east Texas for instance that will drop operating costs significantly there and it will be things like potentially we'll sell some of the outlying assets that we may be still haven't gotten rid of, that kind of thing. So that what we will be doing going forward from the divestiture stand point and every time that we do another acquisition or consolidation we'll certainly always clean up and high grade every time and use the proceeds to pay down debt. As far as Ecquidor and California is concerned I think it's pretty clear that California is not a core area as we sit today other than the fact that it has a huge home run potential that we won't belabor any more but obviously sits there and our intention is to continue to keep our 20% exposure to that which can be as much as 25-30 million barrels. So we will continue to be a non-participant in the California offshore production with the hopes that we will be able to get to ranking on drilled and developed over the next year or two. As far as Ecquidor is concerned, the near term plan which we've successfully had because it is development and it is a lot of reserves we'll probably spend around $15 million this year with drilling and seismic we expect production from the new wells to be anywhere from 3-5 thousand barrels a day each and that will be 30% gravity oil. We're excited about that and that's our near term plan as far as the long term is concerned we've had actually quite a bit of expression of interest to buy or participate in that situation. Just like anything else we'll continue to evaluate our options and if the price is right, of course anything is for sale so, we'll entertain those opportunities as they come about.

Q: As you look at acquisitions in your core areas is that a potentially, if the right price is there, is that a source to help pay for assets in the U.S. then?

A: Absolutely.

Q: I think Ann mentioned a base decline at Bellwether about 30%.

A: Yes.

Q: When you put the company together with Bargo can you talk about what the base level natural decline might be on the new asset base.

A: My guess is that it's going to be probably in the low 20s, 20-22% on the average. A much more normal decline trend now than we've had.

Q: Lastly, can you address the relationship with Torch going forward with the new company and what you may be able to do with your various agreements with them and the management fees.

A: Well, as we speak, Kent and Joe are putting a lot of time and effort into, obviously we carry a little more influence now with the size of the company, so I think we've all agreed at least at this stage that outsourcing is the way to go for us and we will continue to outsource. What they are working on right now is putting the two together, determining just what kind of leverage we have, talking to the different outsourcing groups that we are using, and getting in bids to determine who we're going to use going forward in general. I can tell you that from both sides of the table from a service stand point we feel that we've been served very well by both Torch and the outsourcing groups that Bargo has used so that probably won't be an issue, it will really come down to how much can we save in any going forward talks.

Q: First question is on LOE. John, going forward what do you expect to find LOE wise

A: While we can't jump and look at LOE, pretty hard so I can't answer that. There are several possibilities for bringing LOE down once the two companies are combined. On the Bellwether side we expect LOE to drop naturally in Ecquidor's production ramps up and a lot of costs down there are fixed and as production ramps up the cost will be spread over more barrels, brining the LOE down. We're looking at the combined property base of the two companies, we're targeting area where possible divestiture with LOE reduction being one of the criteria we're using in this consideration. As Doug alluded to the combined company, we feel we'll also have more leverage with some service providers and I can assure you that we will be reviewing all of our service arrangements and we intend to use whatever leverage we have to work out the most favorable terms possible. Finally, I guess I would go on and point out that large component of LOE almost 20-25% for the combined company is comprised of several taxes and ad volarum taxes which are modestly priced and so we're in a high priced environment and some of the LOE has come up because of the taxes if prices were to drop, taxes would drop proportionately. The last point I want to make with regard to LOE is that service costs have risen for us as well as for everybody else in the industry and I think all the operators will be struggling to maintain LOE at historical levels given the market driven increases we've seen recently.

Q: Were the properties that were divested in January did they have higher LOE.

A: Yes.

Q: Just directionally, in 2000 around a little over $5, $5.25, can we expect maybe $6 range.

A: From the combined company

Q: Right.

A: I'll jump in here and say that we're working on that diligently right now and that will be disclosed in conjunction with our meetings at the end of the month.

Q: The next question I had I guess was on the Bellwether side just had a little bit of trouble reconciling. I guess you started with 38.5 million barrels a little under 6, sold a little over 6 and added 8.5. If I add those together I come up with a year end number of 35. What is the plug in about this, was the revisions not included.

A: Yes, there are some negative revisions, primarily in the field in Ecquidor where the secondary target was drilled and we had disappointing results. There was also some negative revisions in New Mexico. Sum total of the negative revisions was 3 million barrels.

Q: And was there some offsets on price that you gained.

A: We don't really gain a whole lot in our old company as Bellwether because we were such dominate shell players that because of the high decline you don't really swing one way or the other much depending on price. But we will in the future because now we have a lot more Permian base type reserves.

Q: Is it clear to say about the 10% of the year end reserves were in Ecquador for Bellwether.

A: A little less. Excuse me, year end reserves actually was more than that, year end production was less than 10% at Bellwether.

Q: Just a quick question guys. You mentioned in your earlier statements that you were looking to up control in your overall drilling operations. Percentage wise is there a target there on going forward as to what percentage of the drilling operations.

A: The target's obviously 100% but practically speaking that will never happen. If we really like our assets in the Permian and we have great operators that we're very comfortable with so we're happy with that part of it being continued to be although we'll continue to look at swamp in there that we can consolidate interests and become operator if that is at all possible and we'll certainly always pursue that kind of thing but no, on a practical standpoint we target 65-70% of our production being operated and that's really to allow us from year to year to determine just exactly what kind of risk return profile our capital expenditure program will take.

Q: My question is primarily about the cashflow. Could you just articulate what the share operating cash flow and the free cash flow break down is for 01.

A: This is John Clarkson. I'll simply restate what I said in my remarks because we're finalizing our financial models as we speak and our plans currently are to release more specific projections at the end of the month as we stated but we're confident and right now based on looking at prices as well as actual price this year to date that EBIDTA for the combined company again looking at it on a pro forma four year basis as if we were merged at 11 is going to be in the $125-$150 million range. We think that's going to generate free cash flow in light of a targeted capital spending level of about $60 million of somewhere between 40-50 million of free cash flow. That is the driver behind our targeted reduction in debt for the year as well.

Q: Can you break down that free cash flow, how much of that will be used for targeted acquisitions, etc.

A: Right now we have no assumption of acquisitions in the $60 million of capital spending.

Q: We should assume that the whole amount of the free cash flow will be used for acquisitions and/or debt reduction.

A: That's correct. Whatever we now spend on the projects will go toward debt reduction as opportunities come up to the extent that cash is required we certainly will in that regard.

Q: Do you know the cash flow per share goal for 01.

A: Not currently. We're working on that.

Q: Unrelated to those questions, Carl Icahan made a filing recently with equity stake in the company. Have you had any contact from that group and has that changed and the situation changed at all.

A: We went on a four day road show right after we announced this meger just to talk to specifically the Bellwether shareholders and in that process we visited Carl. Carl himself of course did not come in, but we talked to them and they asked a lot of good questions and seemed to be very interested. It was a very positive meeting other than that we've had absolutely no contact. It would appear to me that on the last set of information that I had that it actually crept up a little bit but they're basically in the 8% range. No big chunks other than that one move.

Q: Have they taken a bigger bite yet.

A: No they have not. Why did you say yet.

Q: Ha ha, you know, just given his history, it's something to watch.

A: Yea. I don't disagree but we have not seem any indication that he's doing anything but to keep it a reasonable position here because he thinks we're undervalued and frankly I think he's right and we're making moves now that ought to help him realize some incredible value.

Q: Great, keep up the good work.

A: Thank you.

Q: Can you give us a sense again of the break out of production target for this year, you mentioned 23,000 barrels a day. If you annualize that, is that the target and is that the break up between oil and gas.

A: Again the number I mentioned earlier was a current rate of production for both companies combined subsequent to the two sales that Bargo made in the first quarter. Again, we'll be discussing what our anticipated production profile will be for the balance of the year later this month.

Q: Second question. It looked like the Bargo reserves have gone up, figure like something around $50 million if I'm not mistaken on the acquisition or was that wrong.

A: We're trying to restrict the question today to the Bellwether results. Joe and I will be happy to address any Bargo related questions that you might have separately.

Q: Regarding the Bellwether reserves, what are the costs required to convert the reserves.

A: We'll get that number for you in just a second. Anything else, we'll get that for you before the call is over.

Q: Finally, could you break out with a little more detail first the Ecquidor production, what's your tentative target exit right there, growth there, I think we're producing somewhere around 2,000 a day. Should that double during the course of the year.

A: What we're expecting now, what we're drilling now, unfortunately the drop as I said before, we probably focused too much originally on the secondary horizon which we didn't know that much about it, felt like it potentially could hold a lot of reserves, it didn't produce like we like to see it so we probably should have hit the primary target first and we have hit the two primary targets since then and that's what we'll be drilling going forward and because of the productivity of those and that the fact that we're drilling horizontal wells and their high water drive reservoirs there is a bit of a range we're going to have to give you know but with what we've seen from others drilling in the same reservoir probably sandstone. We're expecting at least 3-5,000 barrels a day out of each of those wells so if you add those two together let's call it 3 for now to be conservative, we could add another 6,000 barrels a day gross on top of the current amount 4,200 somewhere in there where we are today. So that would give you a total of somewhere in the neighborhood of 10 and because those are water drive they are on a relatively flat profile now, ultimately they'll cut water and they'll begin to decline but I think that's a reasonable number.

Q: What were the prices used for the calculation for the Bellwether reserves.

A: $26.80.

Q: On the SEC.

A: Right.

Q: Finally, can you give us a little color of what types of activity on the bulk of properties you'll be performing to increase value of production.

A: Again, we'd love to that. Probably the best thing to do again is call Joe and John right after they get back over to their offices and they can tell you that. Joe can tell you because he and Kent have gotten together on it. I don't want to be evasive but we've just got to until we get this thing together.

A: By the way, Kent's got the answer to your other question. It looks like it costs about $45 million to bring the reserves online.

Q: You look at what's going on in the E&P market place and majors are going after independents and independents like Bargo in fact that we're hoping the reverse was true, hoping they would be able to scoop up assets from the majors, what is the niche your going to stake out, you've mentioned that you'd go after small companies and be a consolidator. Is this a crowded niche. Will you cast a wide net or focus on your core areas. If you'd just comment on that qualitatively for me I would appreciate it.

A: Will it become a crowded niche? I don't know.

Q: Is it now?

A: I don't believe that it is today and the reason I say that is as you remember one of the paths that I went down was I going to get my shareholders a multiple shift here over time and if it required me getting out of the way and combining this company with up here I would certainly have done that. We went through that process and several came in but a lot of companies find it very difficult to pull the string on that kind of consolidation at this level for some reason. The interest level still hasn't really picked up, they don't seem to be geared to that direction. Their good at asset acquisition in most cases but not this kind of thing that we're involved in now. We think we have heads above the proper expertise here in this group and the strength to pull this off and so therefore we think that even if the popularity of the idea picks up we'll definitely be the ones to cutting edge of it and we don't think that the large independents and neither is the market paying any attention to the small cap companies. Frankly, even in this timeframe with the environment the way it is are still somewhat under capitalized with the opportunities they have in some of these portfolios.

Q: Ecquidor pro forma is 4 or 5% of your total reserves. What's your appetite for international assets. Can we look forward to a wratchet up or downward internationally.

A: I think that I can tell you for sure that in certainly in the near term my philosophy is having been on both sides of the fence that until we increase the size of this company significantly it is just very difficult to go make any major international acquisitions as a hybrid type of company. It can be done, I certainly have the background for it and we have the expertise to do it and if the proper opportunity came along once we were much bigger we'd certainly entertain it. It's just that the bank's don't give you any credit for it so you have to use a lot of your collateral from your domestic properties and so on and so forth and it's just a difficult situation. The good side of it is of course is that if it's in a politically safe environment that you usually talking about less mature areas with huge reserves. So, you never count it out but we'd certainly want to wait til we're a bigger company in order to be able to absorb it.

Q: Just a follow-up to that last question in terms of the international arena. Are you including Canada in that or do you still have any plans for Canada.

A: Our core area circle would include North America and definitely would include Canada. We think that it fits right in with our base philosophy which is a lot of small companies that are being treated worse than probably the small companies here by the market trading 1.1 and 1.5 cash flow with perfectly good reserves very gassy basin a basin I'm very familiar with so yea Canada would be included in the circle.

Q: Second, for the current production brake-out I guess this is 23,000 BOEs currently can you brake that out by company.

A: I can handle that. Roughly 10,000 BOEs per day for Bargo and 13,000 BOEs from Bellwether.

Q: Ann, for the extraordinary LOE in the fourth quarter of 80 cents for the two main items is that something that looking for in the 5.30 to 5.40 range is that a better number for Bellwether's properties or does that even reduce further given the fact that you did finish some asset sales here late in the fourth quarter that may have been higher cost.

A: I think on a Bellwether stand alone that yea it will be closer to nearer the $5, $5.10, $5.25 because of the asset sales and because of the one time items that I anticipate moving forward.

Q: OK then you also mentioned that you were looking at potentially some additional hedges, especially from some 2002 production. What's yalls philosophy now looking forward for hedging on the combined basis will yall hedge to a certain percentage of your production or am I being too opportunistic.

A: We want to keep the upside in place that's why it is quite attractive to us right now. We feel like that prices are such an attractive level that keeping a particular base line of hedges makes a lot of sense. We're still talking back and forth on what that percentage is but it's not going to be anywhere near the levels that you've seen in the past, it's not anything like a 75 or 80% number or in the 50-60% range and I try to focus more on floors.

A: That's not to say of course Ron if we could get an oil collar of $35-$45 we'll take a little percentage. Is that what you mean by opportunistic.

Q: Follow up on that last question on hedging. Just sort of ballpark what level relative to the current strip would be where you would have interest in locking in and the cost of doing that on a unit basis.

A: We are evaluating that right now as well as discussing various hedge structures and strategies with our banks in regard to the new facilities and clearly have not made any viable decision there. We're in market everyday like everyone else pricing out various hedge positions but we have not made any definitive decisions.

Q: If you were to go for a kind of a $5.00 or so floor level what would it cost you today?

A: $5 a barrel?

Q: I'm sorry, on gas, I thought

A: $5 gas. I can't tell you. Again, we're looking at pricing out these things on a daily basis and off the top of my head I can't tell you what that would cost per Mcf right now.

Q: ok, thanks.

Q: Hedging question. Do you usually try and hedge your oil and gas going forward traded at $60 million for 2001. Can you tell me how much its currently hedged?

A: Currently right this second it's hedged, as I mentioned before for the total company it would be about on the aggregate basis oil and gas about 30%.

Q: 30% of the $60 million is hedged?

A: 30% of our production.

Q: $60 million worth of the cap expenses this year. That's my question.

A: The $60 million represents greater than 30% of our cashflow and therefore, the $60 million would not be hedged.

Currently.

Now, to go forward you certainly want to make sure that we can carry out our capital plans so at the levels that we will probably be hedged in the future then it will cover that $60 million.

A ballpark idea. What we've done in the first quarter as we said before was in order to prepare ourselves for this we're spending as minimal capital as we can so a lot of it depends on what our outside operator guys have chosen to do and when they bring it on so we think we can be in that ballpark.

Q: I haven't followed the progress that closely but what's going on, if anything with the Russian property.

JC: You may have seen a press release that was just put out the other day about Carpatsky striking a deal with another Ukranian-based company called LBR, did you see that?

Q: No.

A: At any rate it was out and we think that merger gives a real chance for them to raise additional seed money by having a little more critical mass independently as a company and as of itself so that we're not putting seed money into something in eastern Europe and what that will allow them to do is to continue to field development show good faith until they can get a production sharing agreement signed but because the merger will dilute our interest in the subsidiary we'll have to probably convert out of an equity position to avoid triggering the $100 million bond that we have. But we think that the venture itself gives it a much better chance of success and still will allow us to participate in some of the upside going forward but probably not as an equity position.

Q: Thank you. Good luck going forward.

A: Thank you.

Q. Follow-up question. What was the real gain on the sale of the $49 million non-core property.

Bellwether: We're a full cost company so we don't recognize any gain or loss so it's just a $49 million worth of proceeds or just netted into our full cost.

Bellwether: Ok and then you have the hedges on top of the full cost.

The hedges are in my average real life sales price.

Q: Right. Thank you.

Operator: No further questions. Please continue with your presentation or closing remarks.

Bellwether: I appreciate all you guys coming in and listening today. Stay tuned, I think in another few weeks here we will have some final numbers and be able to do an analyst meeting and get everybody up to snuff and I think we've had lots of fun calls coming in. The rest of the year here we're going to do some great things. Thanks for calling in and stay tuned.

Investor Notice

This conference call script includes "forward-looking statements" as defined by the Securities and Exchange Commission. Such statements are those concerning the companies' merger and strategic plans, expectations and objectives for future operations. All statements included in this press release that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements. This includes completion of the proposed merger, completion of reserve estimates, production, cash flow and EBITDA estimates, future financial performance, future equity issuance and other matters. These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the companies. Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Investors and security holders are urged to read the proxy statement/prospectus that was included in the Registration Statement on Form S-4 filed with the SEC in connection with the proposed merger. Bellwether Exploration Company ("Bellwether") and Bargo Energy Company ("Bargo") have filed the proxy statement/prospectus with the SEC. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Bellwether and Bargo with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and such other documents (relating to Bellwether) may also be obtained for free from Bellwether by directing such request to:
Bellwether Exploration Company, Bellwether Exploration Company, 1331 Lamar, Suite 1455, Houston, Texas 77010, Attention: Lance Weaver; telephone: (713) 495-3061; e-mail: weaverl@bellwetherexp.com. The proxy statement/prospectus and such other documents (relating to Bargo) may also be obtained for free from Bargo by directing such request to: Bargo Energy Company, 700 Louisiana, Suite 3700, Houston, Texas 77002, Attention: Jerry Sears; telephone: (713) 236-9792; e-mail: jsears@bargo.com.

Bellwether, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Bellwether's shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger are contained in the Registration Statement on Form S-4.

Bargo, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" in connection with the merger. Information regarding such persons and a description of their interests in the merger are contained in the Registration Statement on Form S-4.